Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980

April 29, 2024

VIA EDGAR

Eileen Smiley

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Varagon Capital Corporation

Preliminary Proxy Statement on Schedule 14A filed on April 9, 2024

Dear Ms. Smiley,

On behalf of Varagon Capital Corporation (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on April 16, 2024 with respect to the Company’s preliminary proxy statement on Schedule 14A, filed with the SEC on April 9, 2024 (the “Preliminary Proxy Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Preliminary Proxy Statement are referenced in the responses set forth below, such revisions have been included in the Company’s definitive proxy statement on Schedule 14A filed with the SEC on April 29, 2024 (the “Definitive Proxy Statement”). The Company acknowledges that the Staff may have additional comments on matters that are not related to the proposals to be considered and voted at the Meeting. Capitalized terms used in this letter but otherwise not defined herein have the meanings specified in the Definitive Proxy Statement.

1.
The Staff notes that there are portions of the Preliminary Proxy Statement that remain in brackets and requests that such information is completed in the Definitive Proxy Statement.

Response: The Company respectfully advises the Staff on a supplemental basis that all items that were incomplete in the Preliminary Proxy Statement have been completed and are included in the Definitive Proxy Statement.

2.
The Staff refers to the following disclosure in first paragraph of the shareholder letter: “Prior to the Meeting, you will be able to vote electronically at www.proxyvote.com.” Please either: (a) revise the disclosure in the shareholder letter to describe each method by which a shareholder can vote; or (b) include a cross-reference to the corresponding disclosure in the Definitive Proxy Statement.

Response: The Company has revised the first paragraph of the shareholder letter in the Definitive Proxy Statement to reflect the Staff’s comment.

3.
The Staff refers to the following disclosure in the first paragraph of the Notice of 2024 Annual Meeting of Shareholders: “You must have your 16-Digit Control Number in order to access the Meeting.” Please revise the disclosure to add a parenthetical to disclose where the 16-Digit Control Number can be found.

Response: The Company has revised the first paragraph of the Notice of 2024 Annual Meeting of Shareholders in the Definitive Proxy Statement to reflect the Staff’s comment.

4.
The Staff refers to the following disclosure in the last paragraph of the Notice of 2024 Annual Meeting of Shareholders: “Proxies may be revoked at any time before they are exercised by submitting a written notice of revocation or subsequently executed proxy, or by attending the Meeting and voting virtually. Instructions on how to vote while participating at the Meeting live via the Internet are posted at www.virtualshareholdermeeting.com/VARAGON2024.” Please revise the disclosure to describe the requirements for a written notice of revocation. To the extent the only methodology by which a shareholder can revoke its proxy is a subsequently executed proxy, please delete the reference to a “written notice of revocation” in the foregoing disclosure.

Response: The Company has revised the last paragraph of the Notice of 2024 Annual Meeting of Shareholders in the Definitive Proxy Statement to delete the reference to a “written notice of revocation” as a shareholder can only revoke its proxy by a subsequently executed proxy.

5.
If the Company has engaged a proxy solicitor, please revise the disclosure under the section entitled “Information Regarding this Solicitation” to disclose the costs associated with such engagement.

Response: The Company respectfully advises the Staff on a supplemental basis that the Company has not engaged a proxy solicitor in connection with the Meeting.

6.
The Staff refers to the following disclosure in the second paragraph under the section entitled “Information Regarding this Solicitation”: “No additional compensation will be paid to directors, officers or regular employees of the Company or the Adviser for such services.” Please advise if the term “regular employee” is intended to refer to a subset of the Adviser’s employees. If not, please delete the word “regular.”

Response: The Company advises the Staff on a supplemental basis that the term “regular employees” was not intended to refer to a subset of the Adviser’s employees. The Company has revised page 3 of the Definitive Proxy Statement to reflect the foregoing.

7.
Please revise the Preliminary Proxy Statement to use the term “Adviser” consistently in reference to VCC Advisors, LLC, and delete the defined term “VCC Advisors” such that there is only one defined term associated with VCC Advisors, LLC.

Response: The Company has revised the Definitive Proxy Statement to reflect the Staff’s comment.

8.
The Staff refers to the “Principal Occupation(s) during the Past 5 Years” column in the table associated with Shawn Hessing’s biographical information. Please change the disclosure from “Retired” to “Strategic Advisor and Chief Compliance Officer at Tailwind Advisors” to conform to the narrative biographical information for Mr. Hessing.

Response: The Company has revised page 7 of the Definitive Proxy Statement to reflect the Staff’s comment.

9.
The Staff refers to the disclosure under the heading “Fronting Letter Agreement.” Please revise the disclosure to disclose the material terms of the Fronting Letter. On a supplemental basis, please explain if Varagon is an

“affiliated person” (as such term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”)) of the Company. To the extent that Varagon is an affiliate person of the Company, please explain how the Fronting Letter complies with Sections 17(a) and Section 17(e) of the 1940 Act and the rules thereunder, or if the Company is relying on a no-action letter or an exemptive order to engage in those transactions.

Response: The Company has revised page 12 of the Definitive Proxy Statement to reflect the material terms of the Fronting Letter. In addition, the Company respectfully advises the Staff on a supplemental basis that Varagon is an “affiliated person” (as such term is defined in the 1940 Act) of the Company. Specifically, as disclosed in the Preliminary Proxy Statement and the Definitive Proxy Statement, Varagon is the direct parent company and managing member of the Adviser. Under the Fronting Letter, Varagon may advance funds to the Company for purposes of facilitating the Company’s funding obligations in connection with one or more of the Company’s portfolio investments, upon request by the Company or the Adviser (the “Fronted Amount”). No fees or interest is payable to Varagon by the Company in respect of any Fronted Amount. This arrangement is akin to a BDC issuing an interest-free note to the investment adviser, which is permitted under Section 57(a)(2) of the 1940 Act.

10.
On a supplemental basis, please confirm that the Board’s approval of the Amended Advisory Agreement was conducted in a manner that would result in the Advisory Agreement continuing in effect in the event that shareholders do not approve the Amended Advisory Agreement.

Response: The Company respectfully advises the Staff on a supplemental basis that the Board’s approval of the Amended Advisory Agreement was contingent upon the approval of the Company’s shareholders of such agreement and that the Advisory Agreement would continue in effect if and until shareholders approved the Amended Advisory Agreement. As disclosed on page 14 of the Definitive Proxy Statement, if the Amended Advisory Agreement is not approved by the Company’s shareholders at the Meeting, then the Advisory Agreement will continue in effect pursuant to its existing terms.

11.
With respect to the arrangement between Varagon and the Adviser, whereby Varagon provides resources to the Adviser, on a supplemental basis, please: (a) provide a detailed list of services provided by Varagon to the Adviser; (b) describe who qualifies as an experienced investment professional and what roles and titles such persons have at Varagon; (c) describe the policies and procedures Varagon and the Adviser have in place to manage any conflicts of interest that may arise in sharing personnel; and (d) describe whether Varagon personnel providing services to the Company are supervised persons of Varagon, the Adviser, or both.

Response:

(a) The Company respectfully advises the Staff on a supplemental basis that, pursuant to the staffing agreement by and among Man Investments USA Holdings Inc., Varagon’s indirect parent, the Adviser and Varagon (the “Staffing Agreement”), Varagon and the Adviser share personnel to provide all the services contemplated by the Advisory Agreement.

(b) The Company respectfully advises the Staff on a supplemental basis that, pursuant to the Staffing Agreement, personnel of Varagon, the direct parent company and managing member of the Adviser, that are made available to the Adviser to provide services to the Company are shared employees (the “Shared Employees”) and have the same titles and roles at the Adviser as they do with Varagon. The members of Varagon’s team of senior investment professionals have an average of over 20 years of experience and diverse backgrounds in direct lending, investment banking, private equity, distressed credit, special situations, mezzanine finance and commercial lending, and Varagon believes have the knowledge and expertise to assist the Adviser in servicing the Company.

(c) The Company respectfully advises the Staff on a supplemental basis that each of Varagon and the Adviser is an investment adviser registered under the Advisers Act, and to the extent that a Shared Employee provides services to the Company pursuant to the Staffing Agreement, such Shared Employee is subject to the oversight and control of the Adviser. In addition, Varagon may continue to oversee, supervise and manage the services of a Shared Employees to assure compliance with Varagon’s compliance policies and procedures, assure compliance with regulations applicable to Varagon, and protect the interest of Varagon and its advisory agreement; provided, that Varagon will cooperate with the Adviser’s supervisory efforts.

(d) The Company respectfully advises the Staff on a supplemental basis that Varagon personnel providing services to the Company are supervised persons of both Varagon and the Adviser.

12.
The Staff refers to the following bullet point under the heading entitled “Summary of Changes in the Amended Advisory Agreement”: “more accurately reflect the original intent of the parties with respect to the “three-year look back” relating to the calculation of the incentive fee on income.” Please revise the disclosure to provide a plain English description of how the revisions in the Amended Advisory Agreement relating to the “three-year look back” will impact the calculation of the incentive fee on income. Please also disclose whether the calculation will result in a change in the fees payable to the Adviser.

Response: The Company has revised pages 14 and 15 of the Definitive Proxy Statement to reflect the Staff’s comment.

13.
Please revise the heading entitled “Advisory Agreement” to “Existing Advisory Agreement” to distinguish the disclosure with the disclosure appearing under the heading entitled “Amended Advisory Agreement.”

Response: The Company has revised page 15 of the Definitive Proxy Statement to reflect the Staff’s comment.

14.
The Staff refers to the following disclosure in the second to last paragraph under the heading entitled “Amended Advisory Agreement”: “Examples of the incentive fee on income calculation under the Amended Advisory Agreement are set forth in Annex B. Such examples are included for illustrative purposes only and are not considered part of the Amended Advisory Agreement.” Please add examples of the incentive fee on income calculation under the Advisory Agreement or state that there will be no differences.

Response: The Company respectfully advises the Staff on a supplemental basis that the calculation of the incentive fee on income will not change in the Amended Advisory Agreement from the calculation in the Advisory Agreement, and, therefore, the examples of the incentive fee on income calculation set forth in Annex B would be identical for the Advisory Agreement and the Amended Advisory Agreement, except for the reduction in the incentive fee on income payable following a Public Listing as reflected in the Amended Advisory Agreement. The Company has revised page 17 of the Definitive Proxy Statement to reflect the foregoing.

15.
The Staff refers to the following disclosure in the second paragraph under the heading entitled “Board Consideration of the Amended Advisory Agreement”: “Representatives of VCC Advisors also discussed the calculation of the incentive fee on income and noted that the Amended Advisory Agreement more accurately reflected the original intent of the parties with respect to the “three-year look back” relating the calculation of the incentive fee on income.” Please revise the disclosure to reflect: (a) if the Board considered whether the Amended Advisory Agreement would lead to any increase in the fees payable to the Adviser under different market conditions in the future, including as a result of a public listing; and (b) whether the Amended Advisory Agreement would impact any other fees and expenses payable by the Company, and, if so, how?

Response: The Company has revised pages 17 and 18 of the Definitive Proxy Statement to reflect the Staff’s comment.

16.
In the Audit Committee Report, please revise the heading entitled “Audit Firm Selection/Ratification” to remove the word “Ratification” if shareholders are not being asked to ratify the Company’s independent registered public accounting firm.

Response: The Company has revised page 21 of the Definitive Proxy Statement to reflect the Staff’s comment.

17. Please define Varagon in the body of the Definitive Proxy Statement rather than a footnote to the Security Ownership of Certain Beneficial Owners and Management table.

Response: The Company has revised page 7 of the Definitive Proxy Statement to reflect the Staff's comment.

18. Please attach the redline of the Amended Advisory Agreement marked against the existing Advisory Agreement as Annex A to the Definitive Proxy Statement instead of the clean copy.

Response: The Company has included the redline of the Amended Advisory Agreement as Annex A to the Definitive Proxy Statement.

* * *

If you have any questions concerning the foregoing, please contact me at (202) 383-0278 or Sara Sabour Nasseri at (202) 383-0806.

Sincerely,

/s/ Payam Siadatpour

Payam Siadatpour, Esq.

cc: Sara Sabour Nasseri, Esq., Eversheds Sutherland (US) LLP